UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 18, 2008

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

 Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 1.01. ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

Irwin Financial Corporation (the "Corporation") announced the signing of agreements for the sale of certain of the Corporation's home equity assets and small-ticket leasing assets in the United States and Canada.

On July 18, 2008, the Corporation's Indiana State chartered bank subsidiary, Irwin Union Bank and Trust Company (the "Bank"), entered into a purchase agreement pursuant to which it agreed to sell to Roosevelt Management Company LLC, a Delaware limited liability company ("Roosevelt"), residual interests and related mortgage servicing rights and obligations (the "residual interest transactions") associated with prior home equity securitizations containing $1.0 billion of loans for $250,000, plus the assumption by Roosevelt of certain liabilities in connection with home equity lines of credit included within those securitizations. On the same date, the Corporation, through the home equity line of business of the Bank, entered into an agreement with Roosevelt relating to the whole loan portfolio held by the Bank within this line of business, and the parties subsequently amended this agreement on July 24, 2008. As amended, this agreement provides that the parties will enter into a private whole loan securitization that would result in approximately $280 million of whole loans being delivered into a secured financing trust on or about August 4, 2008. In combination with reserves, the effect of the securitization structure would be to cap substantially all of the Corporation's remaining home equity loan exposure at less than $100 million.

The initial closing of the residual interest transactions was completed on July 18, 2008 by transferring residual trust certificates to Roosevelt. The Corporation expects a final closing of the residual interest transactions to occur after third-party consents and required licensing approvals are obtained for the transfer of servicing rights and related obligations to Roosevelt. In the interim, the Bank will function as the master servicer with its subsidiary, Irwin Home Equity Corporation, as subservicer.

On July 20, 2008 the Corporation, through its commercial finance line of business in the Bank and Irwin Commercial Finance Corporation, Equipment Finance ("Irwin Equipment") entered into an agreement for the sale of its small-ticket equipment leasing business in the United States. Substantially all of the loan and lease portfolio of Irwin Equipment will be sold to Equilease Financial Services, Inc., for approximately $180 million, which represents an 18 percent discount from par value. Additional consideration of up to $6 million is payable by Equilease subject to future credit-based performance of the acquired portfolio assets. At the Corporation's option, it may also require Equilease to purchase additional loans and leases originated between June 30, 2008 and July 25, 2008 up to a limit of $4.5 million for a cash amount of between 85% and 95% of the net funded loan and lease amount at closing on August 1, 2008. A portion of the purchase price, to be determined at closing and not to exceed $14.4 million, will be placed into escrow pending Equilease's completion of documentation reviews on files subject to transfer under the agreement, and the Corporation has the opportunity to cure any deficiencies in such files. Any files with deficiencies that cannot be cured will not be included in the sold loan and lease portfolio.

On July 22, 2008 the Bank and the Corporation's indirect subsidiaries, Irwin Commercial Finance Canada Corporation ("Irwin Finance Canada") and Onset Alberta Ltd., entered into an agreement to sell the Corporation's small-ticket equipment leasing business in Canada. Subject to obtaining the required regulatory approval under the Competition Act, Canada, substantially all of the assets and ongoing operations of Irwin Finance Canada will be sold to RoyNat Inc., Toronto, Ontario, Canada, a wholly owned subsidiary of Scotiabank Group, Toronto, Ontario, Canada for the net portfolio value of the loans and financed property of Irwin Finance Canada, which at June 30, 2008 was approximately $400 million plus $7.5 million, subject to adjustment in the event of a material portfolio change between May 31, 2008 and the second closing date described below. RoyNat Inc. will also assume specified liabilities. Irwin Finance Canada employees will be offered employment with RoyNat Inc. All amounts payable under the Irwin Finance Canada agreements are payable in Canadian dollars. The transaction will occur in two stages: Upon the first closing, RoyNat Inc. will acquire Irwin Finance Canada's conditional sale and lease financing contracts, hire senior management of Irwin Finance Canada and enter into an agreement whereby Irwin Finance Canada will service the conditional sale contracts and leases during a transition period. Upon the second closing, RoyNat Inc. will acquire the balance of the business of Irwin Finance Canada, including an assignment of all material contracts and the hiring of certain additional Irwin employees, at which time servicing will shift to RoyNat Inc.

The Corporation expects all of the equipment leasing transactions to close in the third quarter of 2008.

There are no relationships between the acquiring parties on the one hand and the Irwin parties on the other hand other than in respect of the above agreements.

ITEM 1.02. TERMINATION OF A MATERIAL DEFINITIVE AGREEMENT.

The description from Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein.

ITEM 2.05. COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES.

In connection with the transactions referenced above in Item 1.01, the Corporation is unable at this time to make a good faith estimate of the total amount or range of amounts expected to be incurred as a result of the transactions. The Corporation will provide the information when it is able to make such a determination.

ITEM 8.01. OTHER EVENTS.

a.) In addition to the transactions described above under Item 1.01 relating to the home equity business, the Corporation is currently in discussions concerning the acquisition by Roosevelt of portions of the Corporation's home equity operations.

b.) In the press release filed with this report, the Corporation announced it will hold a conference call on Friday, July 25, 2008 to discuss the transactions described in the release.

About Forward-Looking Statements

This Report on Form 8-K contains forward-looking statements that are based on management's expectations, estimates, projections and assumptions. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which include all statements in connection with the expected transactions described above other than statements of historical fact. Actual future results may differ materially from what is projected due to a variety of factors, including, but not limited to, unforeseen difficulties the parties may experience in completing the transactions as currently contemplated, such as a material adverse change in the sellers, a failure to obtain the necessary regulatory approvals or third-party consents or to meet closing conditions, difficulties in obtaining the desired accounting and tax treatment for the home equity securitization structure, difficulty in obtaining the expected treatment for the restructuring transactions on our balance sheet, or unanticipated regulatory constraints. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

d.) Exhibits

Exhibit No.   **Description**

99.1   Press Release of Irwin Financial Corporation dated July 24, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: July 24, 2008   By: /s/ Gregory F. Ehlinger

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated July 24, 2008.

Exhibit 99.1

News Release: IMMEDIATE RELEASE

For further information contact:

Susan Matthews, Media   317.590.3202
Suzie Singer, Corporate Communications   812.376.1917

**IRWIN FINANCIAL CORPORATION ANNOUNCES MAJOR STRATEGIC RESTRUCTURING
TO REFOCUS ON SMALL BUSINESS AND LOCAL COMMUNITY BANKING**
Mortgage Assets Sold

- Irwin Union Bank to focus on 137-year heritage as partner to small businesses and local communities
- Home equity credit risk to be substantially reduced through sale of $1.0 billion portfolio and securitization of remaining loans, capping ultimate loss exposure at less than $100 million
- $600 million sale of leasing assets enhances liquidity and capital supporting traditional banking businesses

(Columbus, IN, July 24, 2008) Irwin Financial Corporation (NYSE:IFC) today announced transactions that, when completed in the third quarter, will accomplish a strategic restructuring of the Corporation and Irwin Union Bank. As the 137-year old institution returns to its core businesses, the restructuring will enable Irwin to re-focus on core banking services to small businesses and branch-based customers. The restructuring will cap Irwin's remaining exposure to the national home equity lending business, which has been a principal driver of recent losses.

"We are pleased to announce the execution of an agreement to sell our home equity residual interests to Roosevelt Management Company LLC, a New York based financial services firm focused on investments in, and servicing of, seasoned residential mortgage loans and securities. This will remove $1.0 billion of home equity loans from our balance sheet. In addition, we have reached agreement with Roosevelt to deliver substantially all of the remaining loans in our home equity business into a securitization structure that will cap our remaining exposure at less than $100 million.

To further strengthen our liquidity, we also entered into agreements to sell our small-ticket leasing business in Canada to RoyNat Inc., a subsidiary of Scotiabank Group, and in the United States to Equilease Financial Services, Inc. for $600 million prior to associated costs.

The Corporation will keep its profitable franchise financing business.

"We believe these transactions will enhance Irwin Financial's capital and liquidity to support our focus on our traditional strengths in serving the banking needs of small businesses and our local communities. These transactions and the strategic restructuring actions they entail will return our core operations to profitability," said Will Miller, Chairman and CEO of Irwin Financial.

"Together, these transactions are expected to remove approximately $1.6 billion of home equity and small ticket assets from Irwin Financial's balance sheet by September 30, 2008. Although pricing on these transactions will result in losses and we expect to book additional restructuring costs (substantially all of which will be incurred by the end of 2008), we will continue to have capital ratios that exceed the statutory requirements for Well Capitalized. The asset sales will significantly enhance liquidity and help us return our core business to profitability. We anticipate having each of these transactions substantially completed by September 30, 2008," said Mr. Miller.

"Going forward, we will focus on building more strength into our historic deposit and lending services and our commercial franchise services to small business, which we have been reporting as our 'Commercial Banking' and 'Franchise Finance' platforms. We will continue serving our community bank customers in our branch network communities with banking, trust, investment, and insurance services," Mr. Miller said.

The Corporation will host a conference call at 1:00 EDT on Friday, July 25, 2008, to discuss these transactions. To join the call, dial either 1 (866) 825-3967 or outside the U.S. 1 (847) 413-3371 and provide confirmation number: 22334966. Irwin Financial expects to release its second quarter 2008 results and pro forma results that reflect the effect of these transactions when it files its next Form 10-Q.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation provides a broad range of banking services to small businesses and consumers in selected markets.

About Forward-Looking Statements

This press release contains forward-looking statements that are based on management's expectations, estimates, projections, and assumptions. These statements and estimates include but are not limited to projections of financial performance, profitability, business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which may include, among other things, statements about:

- our intent to substantially reduce and cap the Corporation's exposure to the national home equity lending business;
- our intent to exit the U.S. and Canadian small-ticket leasing business;
- the expected timing for completion of the restructuring transactions described above; and
- the expected effect of the transactions on the Corporation's balance sheet, profitability, liquidity, and capital ratios.

We qualify any forward-looking statements entirely by these and the following cautionary factors.

Actual future results may differ materially from what is projected due to a variety of factors including: unforeseen difficulties the parties may experience in completing the transactions described in this press release as currently contemplated, such as a material adverse change in the sellers, a failure to obtain the necessary regulatory approvals or third-party consents or to meet closing conditions, difficulties in obtaining the desired tax and accounting treatment for the home equity securitization, or unanticipated regulatory constraints; difficulty in obtaining the expected treatment for the restructuring transactions on our balance sheet; potential deterioration or effects of general economic conditions, particularly in sectors relating to real estate and/or mortgage lending or small business-based manufacturing; fluctuations in housing prices; potential effects related to the Corporation's decision to suspend the payment of dividends on its common, preferred and trust preferred securities; potential changes in direction, volatility and relative movement (basis risk) of interest rates, which may affect consumer demand for our products and the management and success of our interest rate risk management strategies; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force; the relative profitability of our lending and deposit operations; the valuation and management of our portfolios, including the use of external and internal modeling assumptions we embed in the valuation of those portfolios and short-term swings in the valuation of such portfolios; borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand; unanticipated deterioration in the credit quality or collectability of our loan and lease assets, including deterioration resulting from the effects of natural disasters; difficulties in accurately estimating any future repurchases of residential mortgage or other loans or leases due to alleged violations of representations and warranties we made marketing sales or securitizations; unanticipated deterioration or changes in estimates of the carrying value of our other assets, including securities; difficulties in delivering products to the secondary market as planned; difficulties in expanding our business and obtaining or retaining deposit or other funding sources as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of our lines of business, subsidiaries, or companies in which we invest; changes in variable compensation plans related to the performance and valuation of lines of business where we tie compensation systems to line of business performance; unanticipated lawsuits or outcomes in litigation; legislative or regulatory changes, including changes in laws, rules or regulations that affect tax, consumer or commercial lending, corporate governance and disclosure requirements, and other laws, rules or regulations affecting the rights and responsibilities our Corporation, our bank or thrift; regulatory actions that impact our Corporation, bank or thrift, including the memorandum of understanding entered into as of March 1, 2007, between our subsidiary bank and the Federal Reserve Bank of Chicago; changes in the interpretation and application of regulatory capital or other rules; the availability of resources to address changes in laws, rules or regulations or to respond to regulatory actions; changes in applicable accounting policies or principles or their application to our businesses or final audit adjustments, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; the final disposition of our remaining assets and obligations of our discontinued mortgage banking segment, and, after the transactions contemplated above, our home equity and small-ticket commercial leasing segments; or governmental changes in monetary or fiscal policies. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

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